Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports Second Quarter and Interim of 2022
Unaudited Financial Results

•	A total of 8,176 hotels or 773,898 hotel rooms in operation as of June 30, 2022.

•	Hotel turnover[1] decreased 10.3% year-over-year to RMB11.8 billion in the second quarter of 2022. Excluding Steigenberger Hotels AG and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover decreased 18.9% year-over-year in the second quarter of 2022.

•	Revenue decreased 5.7% year-over-year to RMB3.4 billion (US$504 million)[2] in the second quarter of 2022, in line with the revenue guidance previously announced of a 2% to 6% decrease compared to the second quarter of 2021. Revenue from Legacy-Huazhu segment in the second quarter of 2022 decreased 26.8% year-over-year, in line with revenue guidance previously announced of a 23% to 27% decrease.

•	Net loss attributable to H World Group Limited was RMB350 million (US$52 million) in the second quarter of 2022, compared with net income attributable to H World Group Limited of RMB378 million in the second quarter of 2021 and net loss attributable to H World Group Limited of RMB630 million in the previous quarter. Net loss attributable to H World Group Limited from Legacy-Huazhu segment was RMB298 million in the second quarter of 2022, compared with net income attributable to H World Group Limited from Legacy-Huazhu segment of RMB492 million in the second quarter of 2021 and net loss attributable to H World Group Limited from Legacy-Huazhu segment of RMB307 million in the previous quarter.

•	EBITDA (non-GAAP) in the second quarter of 2022 was negative RMB213 million (US$33 million), compared with RMB957 million in the second quarter of 2021 and negative RMB301 million in the previous quarter. EBITDA from Legacy-Huazhu segment, which is a segment measure, was negative RMB243 million in the second quarter of 2022, compared with RMB1.0 billion in the second quarter of 2021 and negative RMB61 million in the previous quarter.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, was RMB53 million (US$7 million) in the second quarter of 2022, compared with RMB1.0 billion in the second quarter of 2021 and negative RMB333 million in the previous quarter. Adjusted EBITDA from Legacy-Huazhu segment (non-GAAP) was RMB23 million in the second quarter of 2022, compared with RMB1.1 billion in the second quarter of 2021 and negative RMB93 million in the previous quarter.

[1]	Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and operated, manachised and franchised hotels).
[2]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.6981 on June 30, 2022 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

•	In the third quarter of 2022, H World expects revenue to increase 13% to 17% compared to the third quarter of 2021, or to increase 5% to 9% if excluding DH.

Shanghai, China, August 29, 2022 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, “the Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results in the second quarter and the first half ended June 30, 2022.

As of June 30, 2022, H World’s worldwide hotel network in operation totaled 8,176 hotels and 773,898 rooms, including 125 hotels from DH. During the second quarter of 2022, our Legacy-Huazhu business opened 269 hotels, including 5 leased (or leased-and-operated) hotels and 264 manachised (or franchised-and-managed) hotels and franchised hotels, and closed a total of 86 hotels, including 12 leased hotels and 74 manachised and franchised hotels. During the second quarter of 2022, the Legacy-DH business opened 5 hotels, including 2 leased hotels and 3 manachised and franchised hotels. As of June 30, 2022, H World had a total of 2,236 unopened hotels in our pipeline, including 2,199 hotels from the Legacy-Huazhu business and 37 hotels from the Legacy-DH business.

Legacy-Huazhu Only – Second Quarter of 2022 Operational Highlights

As of June 30, 2022, Legacy-Huazhu had 8,051 hotels in operation, including 646 leased and owned hotels, and 7,405 manachised and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 748,942 hotel rooms in operation, including 91,171 rooms under the lease and ownership model, and 657,771 rooms under the manachise and franchise models. Legacy-Huazhu also had 2,199 unopened hotels in its pipeline, including 20 leased and owned hotels and 2,179 manachised and franchised hotels. The following discusses Legacy-Huazhu’s RevPAR, average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels (excluding hotels under governmental requisition) for the periods indicated.

• The ADR was RMB218 in the second quarter of 2022, compared with RMB255 in the second quarter of 2021, RMB224 in the previous quarter, and RMB236 in the second quarter of 2019.

• The occupancy rate for all Legacy-Huazhu hotels in operation was 64.6% in the second quarter of 2022, compared with 82.3% in the second quarter of 2021, 59.2% in the previous quarter, and 86.9% in the second quarter of 2019.

• Blended RevPAR was RMB141 in the second quarter of 2022, compared with RMB210 in the second quarter of 2021, RMB132 in the previous quarter, and RMB206 in the second quarter of 2019.

• For all Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB138 in the second quarter of 2022, representing a 36.2% decrease from RMB217 in the second quarter of 2021, with a 16.7% decrease in ADR and an 19.9-percentage-point decrease in occupancy rate; comparing the second quarter of 2022 with the pre-COVID second quarter of 2019, same-hotel RevPAR represented a 40.4% decrease from RMB217 in the second quarter of 2019, with a 16.3% decrease in ADR, and a 25.9-percentage-point decrease in occupancy rate.

Legacy-DH Only – Second Quarter of 2022 Operational Highlights

As of June 30, 2022, Legacy-DH had 125 hotels in operation, including 79 leased and owned hotels and 46 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 24,956 hotel rooms in operation, including 14,939 rooms under the lease and ownership model, and 10,017 rooms under the manachise and franchise models. Legacy-DH also had unopened 37 hotels in our pipeline, including 25 leased and owned hotels and 12 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

• The ADR was EUR110 in the second quarter of 2022, compared with EUR82 in the second quarter of 2021 and EUR88 in the previous quarter.

• The occupancy rate for all Legacy-DH hotels in operation was 59.8% in the second quarter of 2022, compared with 24.4% in the second quarter of 2021 and 38.0% in the previous quarter.

• Blended RevPAR was EUR66 in the second quarter of 2022, compared with EUR20 in the second quarter of 2021 and EUR33 in the previous quarter.

Jin Hui, CEO of H World commented: “During the second quarter, a large-scale outbreak of the Omicron variant in China again significantly affected our China business, especially in April and May due to the extensive lockdowns in various cities. However, with a gradual lifting of the lockdowns since late May 2022, our RevPAR started to recover and improved to 86% of the 2019 level in June 2022, and further improved to 90% of the 2019 level in July 2022. Although COVID has been affecting our business from time to time over the last two-and-a-half years, our long-term strategy remains intact. In order to further increase our hotel coverage and penetration rate in China, we need to move our organization and management closer to the local market. Therefore, in the second quarter, we established six regional headquarters and shifted from brand-based to regional-based organizational structure for our economy and midscale brands. By doing so, we believe we can become even closer to our local customers, franchisees, and employees, and create more value for all of them in a more efficient, agile, and precise manner. Moreover, localized management and operational capabilities would achieve better regional synergy and result in higher operational efficiency. Different from the approach we adopted for the economy and midscale segments, we are keeping our brand-based organizational structure unchanged for our upper-midscale and upscale brands due to the importance of differentiated brand positioning and a unique customer experience for each of our upper-midscale and upscale brands. Lastly, as we mentioned before, we will no longer develop soft brands in the economy segment in the future. We will accelerate our exit from this particular segment through retiring our existing hotels in the next one to two years, thereby continuously enhancing the overall quality of hotels in our network. It also closely aligns with our long-term ‘Sustainable Quality Growth’ strategy.”

“In Europe, the DH business further improved in the second quarter with RevPAR recovering to 93% of the 2019 level. This upward trend continued in July. However, against the background of surging inflation in Europe and the resulting substantial increase in costs as well as uncertainties about the future development of COVID and energy supplies, a comprehensive cash flow improvement program remains critical. Therefore, DH’s near-term focus will remain on efficiency improvements, renegotiation of further lease waivers, and personnel cost optimization.”

Second Quarter and Interim of 2022 Unaudited Financial Results

(RMB in millions)	Q2 2021	Q1 2022	Q2 2022	H1 2021	H1 2022
Revenue:
Leased and owned hotels	2,282	1,642	2,361	3,680	4,003
Manachised and franchised hotels	1,275	989	945	2,172	1,934
Others	30	50	76	62	126
Total revenue	3,587	2,681	3,382	5,914	6,063

Revenue in the second quarter of 2022 was RMB3.4 billion (US$504 million), representing a 5.7% year-over-year decrease and a 26.1% sequential increase. Revenue from the Legacy-Huazhu segment in the second quarter of 2022 was RMB2.5 billion, representing a 26.8% year-over-year decrease and an 8.2% sequential increase. The decrease was mainly due to lockdowns in several cities in China caused by the wide spread of the Omicron variant. Revenue from the Legacy-DH segment in the second quarter of 2022 was RMB921 million, representing a 311.2% year-over-year increase and a 126.8% sequential increase. The increase was mainly due to the robust recovery of our European business since Europe’s opening-up starting from mid-February.

Revenue in the first half of 2022 was RMB6.1 billion (US$906 million), representing an increase of 2.5% from the first half of 2021. Revenue from Legacy-Huazhu in the first half of 2022 was RMB4.7 billion, representing a 14.5% year-over-year decrease. Revenue from the Legacy-DH segment in the first half of 2022 was RMB1.3 billion, representing a 252.9% year-over-year increase.

Revenue from leased and owned hotels in the second quarter of 2022 was RMB2.4 billion (US$352 million), representing a 3.5% year-over-year increase and a 43.8% sequential increase. Revenue from leased and owned hotels from the Legacy-Huazhu segment in the second quarter of 2022 was RMB1.5 billion, representing a 28.7% year-over-year decrease. Revenue from leased and owned hotels from the Legacy-DH segment in the second quarter of 2022 was RMB886 million, representing a 317.9% year-over-year increase.

In the first half of 2022, revenue from our leased and owned hotels was RMB4.0 billion (US$598 million), representing an 8.8% year-over-year increase. Revenue from our Legacy-Huazhu leased and owned hotels in the first half of 2022 was RMB2.7 billion, representing a 17.8% year-over-year decrease. Revenue from our Legacy-DH leased and owned hotels in the first half of 2022 was RMB1.3 billion, representing a 257.7% year-over-year increase.

Revenue from manachised and franchised hotels in the second quarter of 2022 was RMB945 million (US$141 million), representing a 25.9% year-over-year decrease and a 4.4% sequential decrease. Revenue from our Legacy-Huazhu segment from manachised and franchised hotels in the second quarter of 2022 was RMB929 million, representing a 26.7% year-over-year decrease. Revenue from manachised and franchised hotels from the Legacy-DH segment in the second quarter of 2022 was RMB16 million, representing a 100.0% year-over-year increase.

In the first half of 2022, revenue from manachised and franchised hotels was RMB1.9 billion (US$289 million), representing an 11.0% year-over-year decrease. These hotels accounted for 31.9% of revenue, compared to 36.7% of revenue in the first half of 2021. Revenue from our Legacy-Huazhu manachised and franchised hotels in the first half of 2022 was RMB1.9 billion, representing a 11.8% year-over-year decrease.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services and Huazhu Mall™ and other revenue from the Legacy-DH segment business, totaling RMB76 million (US$11 million) in the second quarter of 2022, compared to RMB30 million in the second quarter of 2021 and RMB50 million in the previous quarter.

In the first half of 2022, other revenue was RMB126 million (US$19 million), compared to RMB62 million in the first half of 2021.

(RMB in millions)	Q2 2021	Q1 2022	Q2 2022	H1 2021	H1 2022
Operating costs and expenses:
Hotel operating costs	(2,739)	(2,813)	(2,972)	(5,202)	(5,785)
Other operating costs	(12)	(11)	(15)	(24)	(26)
Selling and marketing expenses	(161)	(122)	(142)	(268)	(264)
General and administrative expenses	(392)	(462)	(368)	(720)	(830)
Pre-opening expenses	(16)	(26)	(31)	(37)	(57)
Total operating costs and expenses	(3,320)	(3,434)	(3,528)	(6,251)	(6,962)

Hotel operating costs in the second quarter of 2022 were RMB3.0 billion (US$443 million), compared to RMB2.7 billion in the second quarter of 2021 and RMB2.8 billion in the previous quarter. The year-over-year increase was mainly due to continued hotel network expansion of Legacy-Huazhu, and business recovery of Legacy-DH. Hotel operating costs from the Legacy-Huazhu segment in the second quarter of 2022 were RMB2.2 billion, which represented 88.1% of the quarter’s revenue, compared to RMB2.2 billion or 65.5% of revenue in the second quarter in 2021 and RMB2.3 billion or 99.1% of revenue for the previous quarter. The sequential decrease was mainly due to our cost control measures to achieve rental reduction.

In the first half of 2022, hotel operating costs were RMB5.8 billion (US$864 million), compared to RMB5.2 billion in 2021. Hotel operating costs from Legacy-Huazhu in the first half of 2022 were RMB4.4 billion, which represented 93.4% of revenue, compared to 76.2% in 2021.

Selling and marketing expenses in the second quarter of 2022 were RMB142 million (US$21 million), compared to RMB161 million in the second quarter of 2021 and RMB122 million in the previous quarter. Selling and marketing expenses from Legacy-Huazhu segment in the second quarter of 2022 were RMB65 million, which represented 2.6% of the quarter’s revenue, compared to RMB129 million or 3.8% of revenue in the second quarter in 2021, and RMB78 million or 3.4% of revenue for the previous quarter.

In the first half of 2022, selling and marketing expenses were RMB264 million (US$40 million), compared to RMB268 million in 2021. Selling and marketing expenses from Legacy-Huazhu in the first half of 2022 were RMB143 million, which represented 3.0% of revenue, compared to RMB201 million or 3.6% of revenue in the first half of 2021.

General and administrative expenses in the second quarter of 2022 were RMB368 million (US$55 million), compared to RMB392 million in the second quarter of 2021 and RMB462 million in the previous quarter. General and administrative expenses from Legacy-Huazhu segment in the second quarter of 2022 were RMB267 million, which represented 10.8% of the quarter’s revenue, compared to RMB294 million or 8.7% in the second quarter in 2021 and RMB346 million or 15.2% for the previous quarter. The decrease was mainly due to our streamlining headquarter expenses.

In the first half of 2022, general and administrative expenses were RMB830 million (US$123 million), compared to RMB720 million in 2021. General and administrative expenses from Legacy-Huazhu in the first half of 2022 were RMB613 million, which represented 12.9% of revenue, compared to RMB549 million or 9.9% of revenue in the first half of 2021.

Pre-opening expenses in the second quarter of 2022 were mostly related to the Legacy-Huazhu segment and totaled RMB31 million (US$5 million), compared to RMB16 million in the second quarter of 2021 and RMB26 million in the previous quarter.

Pre-opening expenses in the first half of 2022 were RMB57 million (US$8 million), compared to RMB37 million in 2021. Pre-opening expenses from Legacy-Huazhu as a percentage of revenue was 1.2% in the first half of 2022, compared to 0.7% in the first half of 2021.

Other operating income, net in the second quarter of 2022 was RMB154 million (US$23 million), compared to RMB362 million in the second quarter of 2021 which mainly related to governmental subsidies for the Legacy-DH business and RMB45 million in the previous quarter.

Other operating income, net in the first half of 2022 was RMB199 million (US$29 million), compared to RMB391 million in 2021.

Income from operations in the second quarter of 2022 was RMB8 million (US$1 million), compared to income from operations of RMB629 million in the second quarter of 2021 and a loss from operations of RMB708 million in the previous quarter. Income from operations from the Legacy-Huazhu segment in the second quarter of 2022 was RMB21 million, compared to income from operations from the Legacy-Huazhu segment of RMB763 million in the second quarter of 2021 and a loss from operations from the Legacy-Huazhu segment of RMB416 million in the previous quarter. Loss from operations from the Legacy-DH segment in the second quarter of 2022 was RMB13 million, compared to RMB134 million in the second quarter of 2021 and RMB292 million in the previous quarter.

Loss from operations in the first half of 2022 was RMB700 million (US$104 million), compared to income from operations of RMB54 million in 2021. Loss from operations from Legacy-Huazhu in the first half of 2022 was RMB395 million, compared to income from operations of RMB592 million in 2021. Loss from operations from Legacy-DH in the first half of 2022 was RMB305 million, compared to RMB538 million in 2021.

Operating margin, defined as income from operations as a percentage of revenues, in the second quarter of 2022 was 0.2%, compared with 17.5% in the second quarter of 2021 and negative 26.4% for the previous quarter. Operating margin from the Legacy-Huazhu segment in the second quarter of 2022 was 0.9%, compared with 22.7% in the second quarter of 2021 and negative 18.3% in the previous quarter.

Operating margin in the first half of 2022 was negative 11.5%. Operating margin from Legacy-Huazhu in the first half of 2022 was negative 8.3%, compared with 10.7% in 2021.

Other income, net in the second quarter of 2022 was RMB29 million (US$4 million), compared to other expense, net of RMB61 million in the second quarter of 2021 and other income, net of RMB59 million for the previous quarter.

Other income, net in the first half of 2022 was RMB88 million (US$13 million), compared to RMB201 million in 2021 which was mainly due to gains from selling AccorHotels shares.

Unrealized losses from fair value changes of equity securities in the second quarter of 2022 were RMB240 million (US$36 million), compared to unrealized losses from fair value changes of equity securities of RMB58 million in the second quarter of 2021, and unrealized gains from fair value changes of RMB54 million in the previous quarter. Unrealized gains (losses) from fair value changes of equity securities mainly represent the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as AccorHotels.

In the first half of 2022, unrealized losses from fair value changes of equity securities were RMB186 million (US$28 million), compared to unrealized gains from fair value changes of equity securities of RMB180 million in 2021.

Income tax benefit in the second quarter of 2022 was RMB299 million (US$45 million), compared to income tax expense of RMB132 million in the second quarter of 2021 and income tax benefit of RMB131 million in the previous quarter. In the first half of 2022, income tax benefit was RMB430 million (US$64 million), compared to income tax expense of RMB10 million in 2021.

Net loss attributable to H World Group Limited in the second quarter of 2022 was RMB350 million (US$52 million), compared to net income attributable to H World Group Limited of RMB378 million in the second quarter of 2021 and a net loss attributable to H World Group Limited of RMB630 million in the previous quarter. Net loss attributable to H World Group Limited from the Legacy-Huazhu segment in the second quarter of 2022 was RMB298 million, compared to net income attributable to H World Group Limited from the Legacy-Huazhu segment of RMB492 million in the second quarter of 2021 and a net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB307 million in the previous quarter.

Net loss attributable to H World Group Limited in the first half of 2022 was RMB980 million (US$146 million), compared with net income attributable to H World Group Limited of RMB130 million in 2021. Net loss attributable to H World Group Limited from Legacy-Huazhu in the first half of 2022 was RMB605 million, compared to net income attributable to H World Group Limited of RMB545 million in 2021.

Basic and diluted losses per share/American depositary share (ADS). In the second quarter of 2022, basic and diluted losses per share were RMB0.11 (US$0.02). Adjusted basic and diluted losses per share (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, were RMB0.03 (US$0.00). Basic and diluted losses per ADS were RMB1.13 (US$0.17). Adjusted basic and diluted losses per ADS (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, were RMB0.27 (US$0.04).

In the first half of 2022, basic and diluted losses per share were RMB0.31 (US$0.05). Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic and diluted losses per share (non-GAAP) were RMB0.24 (US$0.04). Basic and diluted losses per ADS were RMB3.15 (US$0.47). Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic and diluted losses per ADS (non-GAAP) were RMB2.40 (US$0.36).

EBITDA (non-GAAP) in the second quarter of 2022 was negative RMB213 million (US$33 million), compared with RMB957 million in the second quarter of 2021 and negative RMB301 million in the previous quarter. EBITDA from the Legacy-Huazhu segment in the second quarter of 2022 was a negative RMB243 million, compared with RMB1.0 billion in the second quarter of 2021 and negative RMB61 million in the previous quarter. Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, in the second quarter of 2022 was RMB53 million (US$7 million), compared with RMB1.0 billion in the second quarter of 2021 and negative RMB333 million in the previous quarter. The adjusted EBITDA from the Legacy-Huazhu segment (non-GAAP) in the second quarter of 2022 was RMB23 million, compared with RMB1.1 billion in the second quarter of 2021 and negative RMB93 million in the previous quarter.

EBITDA (non-GAAP) in the first half of 2022 was negative RMB514 million (US$76 million), compared with RMB1.0 billion in 2021. EBITDA (non-GAAP) from Legacy-Huazhu in the first half of 2022 was negative RMB304 million, compared with RMB1.4 billion in 2021. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) in the first half of 2022 was negative RMB280 million (US$41 million), compared with RMB910 million in 2021. The adjusted EBITDA (non-GAAP) from Legacy-Huazhu in the first half of 2022 was negative RMB70 million, compared with RMB1.3 billion in 2021.

Cash flow. Operating cash inflow in the second quarter of 2022 was RMB989 million (US$147 million). Investing cash inflow in the second quarter of 2022 was RMB56 million (US$10 million). Financing cash outflow in the second quarter of 2022 was RMB601 million (US$90 million).

Operating cash inflow in the first half of 2022 was RMB68 million (US$11 million), compared to RMB281 million cash inflow in 2021. Investing cash outflow in the first half of 2022 was RMB145 million (US$22 million), compared to RMB132 million cash inflow in 2021. Financing cash outflow in the first half of 2022 was RMB455 million (US$68 million), compared to RMB1.2 billion in 2021.

Cash and cash equivalents and Restricted cash. As of June 30, 2022, the Company had a total balance of cash and cash equivalents of RMB4.6 billion (US$693 million) and restricted cash of RMB38 million (US$6 million).

Debt financing. As of June 30, 2022, the Company had a total debt balance of RMB10.4 billion (US$1.6 billion) and the unutilized credit facility available to the Company was RMB3.0 billion. Recently, we have successfully refinanced our syndication loan with a total amount of EUR340 million.

COVID update

For our Legacy-Huazhu business, the large-scale outbreak of the Omicron variant in China since early-March 2022 led to extensive lockdowns in various cities and a sharp decline in the demand for both business and leisure travel. As a result, our RevPAR in the second quarter of 2022 only recovered to 69% of the 2019 level. Breaking down into each month, April and May 2022 were the hardest-hit months with RevPAR only having reached to 53% and 65% of the 2019 levels, respectively. However, RevPAR improved in June 2022 to 86% of the 2019 level due to a gradual lift of lockdowns since late May 2022. In addition, if we consider the impact of requisitioned hotels, our RevPAR recovery in Q2 2022 would have been 75% of the 2019 level.

DH have seen an accelerating RevPAR recovery in Q2 2022. While RevPAR in March 2022 was 35% lower than the 2019 level, June 2022 RevPAR was only 1% lower than the 2019 level. However, against the background of surging inflation in Europe and the resulting substantial increase in costs as well as uncertainties about the future development of COVID and energy supplies, DH has been focusing on cash flow improvement measures. As a result, DH will continue to focus on efficiency improvements, re-negotiation of lease contracts, and personnel cost optimization.

Guidance

Since March 2022, the highly infectious Omicron variant has been spreading rapidly in China which has seriously affected our near-term business performance. In addition, the current COVID prevention policy has rendered business performance more unpredictable for the foreseeable future. Under such circumstances, we will suspend providing or updating guidance in terms of annual revenue and hotel openings until the situation improves. Nevertheless, we will continue to provide quarterly guidance based on our best understanding of the most recent situation.

In the third quarter of 2022, H World expects revenue to increase 13% to 17% compared to the third quarter of 2021, or to increase 5% to 9% if excluding DH.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 9 p.m. U.S. Eastern time on Monday, August 29, 2022, or 9 a.m. Hong Kong time on Tuesday, August 30, 2022 following the announcement.

To join by phone, all participants must pre-register for this conference call using the Participant Registration link of https://register.vevent.com/register/BI86e44585a1874a5ca083113a1d669ffa. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/fvsd2n66 or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; adjusted EBITDA, adjusted EBITDA from the Legacy-Huazhu segment and adjusted EBITDA from the Legacy-DH segment excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparisons of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding the Company’s reported results or evaluating the economic performance of its businesses. These gains and losses have caused and will continue to cause significant volatility in reported periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of June 30, 2022, H World operated 8,176 hotels with 773,898 rooms in operation in 17 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of June 30, 2022, H World operates 14 percent of its hotel rooms under lease and ownership model, and 86 percent under manachise and franchise models.

For more information, please visit H World’s website: https://ir.hworld.com

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

H World Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2021	June 30, 2022
	RMB	RMB	US$[3]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	5,116	4,642	693
Restricted cash	25	38	6
Short-term investments	2,589	1,928	288
Accounts receivable, net	521	1,177	176
Loan receivables, net	218	189	28
Amounts due from related parties	149	156	23
Inventories	88	88	13
Income tax receivables	-	256	38
Other current assets, net	847	983	147
Total current assets	9,553	9,457	1,412

Property and equipment, net	7,056	6,927	1,034
Intangible assets, net	5,385	5,253	784
Operating lease right-of-use assets	29,942	28,921	4,318
Finance lease right-of-use assets	2,235	2,390	357
Land use rights, net	206	202	30
Long-term investments	1,965	1,893	283
Goodwill	5,132	5,074	758
Amounts due from related parties, non-current	1	6	1
Loan receivables, net	98	117	17
Other assets, net	834	736	110
Deferred tax assets	862	845	126
Total assets	63,269	61,821	9,230

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	6,232	6,707	1,001
Accounts payable	968	862	129
Amounts due to related parties	197	86	13
Salary and welfare payables	591	606	91
Deferred revenue	1,366	1,276	190
Operating lease liabilities, current	3,628	3,669	548
Finance lease liabilities, current	41	42	6
Accrued expenses and other current liabilities	1,838	2,288	342
Income tax payable	418	13	2
Total current liabilities	15,279	15,549	2,322

Long-term debt	3,565	3,696	552
Operating lease liabilities, non-current	28,012	27,611	4,122
Finance lease liabilities, non-current	2,684	2,862	427
Deferred revenue	785	779	116
Other long-term liabilities	903	943	141
Deferred tax liabilities	853	806	120
Retirement benefit obligations	144	138	21
Total liabilities	52,225	52,384	7,821

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(441)	(66)
Additional paid-in capital	9,964	10,098	1,508
Retained earnings	1,037	(359)	(54)
Accumulated other comprehensive income	41	63	9
Total H World Group Limited shareholders' equity	10,935	9,361	1,397
Noncontrolling interest	109	76	12
Total equity	11,044	9,437	1,409
Total liabilities and equity	63,269	61,821	9,230

3 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.6981 on June 30, 2022 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	2,282	1,642	2,361	352	3,680	4,003	598
Manachised and franchised hotels	1,275	989	945	141	2,172	1,934	289
Others	30	50	76	11	62	126	19
Total revenue	3,587	2,681	3,382	504	5,914	6,063	906

Operating costs and expenses:
Hotel operating costs:
Rents	(949)	(1,026)	(1,012)	(151)	(1,894)	(2,038)	(306)
Utilities	(107)	(155)	(123)	(18)	(247)	(278)	(41)
Personnel costs	(757)	(838)	(899)	(134)	(1,387)	(1,737)	(259)
Depreciation and amortization	(351)	(357)	(355)	(53)	(691)	(712)	(106)
Consumables, food and beverage	(244)	(206)	(245)	(37)	(424)	(451)	(67)
Others	(331)	(231)	(338)	(50)	(559)	(569)	(85)
Total hotel operating costs	(2,739)	(2,813)	(2,972)	(443)	(5,202)	(5,785)	(864)
Other operating costs	(12)	(11)	(15)	(2)	(24)	(26)	(4)
Selling and marketing expenses	(161)	(122)	(142)	(21)	(268)	(264)	(40)
General and administrative expenses	(392)	(462)	(368)	(55)	(720)	(830)	(123)
Pre-opening expenses	(16)	(26)	(31)	(5)	(37)	(57)	(8)
Total operating costs and expenses	(3,320)	(3,434)	(3,528)	(526)	(6,251)	(6,962)	(1,039)
Other operating income (expense), net	362	45	154	23	391	199	29
Income (losses) from operations	629	(708)	8	1	54	(700)	(104)
Interest income	17	18	19	3	39	37	6
Interest expense	(102)	(109)	(90)	(13)	(212)	(199)	(30)
Other (expense) income, net	(61)	59	29	4	201	88	13
Unrealized gains (losses) from fair value changes of equity securities	(58)	54	(240)	(36)	180	(186)	(28)
Foreign exchange (loss) gain	85	(61)	(402)	(60)	(112)	(463)	(69)
Income (Loss) before income taxes	510	(747)	(676)	(101)	150	(1,423)	(212)
Income tax (expense) benefit	(132)	131	299	45	(10)	430	64
Income (Loss) from equity method investments	(1)	(33)	14	2	(21)	(19)	(3)
Net income (loss)	377	(649)	(363)	(54)	119	(1,012)	(151)
Net (income) loss attributable to noncontrolling interest	1	19	13	2	11	32	5
Net income (loss) attributable to H World Group Limited	378	(630)	(350)	(52)	130	(980)	(146)

Other comprehensive income
Gain arising from defined benefit plan, net of tax	-	-	(0)	(0)	-	(0)	(0)
Foreign currency translation adjustments, net of tax	(23)	(4)	26	4	(78)	22	3
Comprehensive income (loss)	354	(653)	(337)	(50)	41	(990)	(148)
Comprehensive (income) loss attributable to noncontrolling interest	1	19	13	2	11	32	5
Comprehensive income (loss) attributable to H World Group Limited	355	(634)	(324)	(48)	52	(958)	(143)

Earnings (Losses) per share:
Basic	0.12	(0.20)	(0.11)	(0.02)	0.04	(0.31)	(0.05)
Diluted	0.12	(0.20)	(0.11)	(0.02)	0.04	(0.31)	(0.05)

Earnings (Losses) per ADS:
Basic	1.22	(2.02)	(1.13)	(0.17)	0.42	(3.15)	(0.47)
Diluted	1.17	(2.02)	(1.13)	(0.17)	0.41	(3.15)	(0.47)

Weighted average number of shares used in computation:
Basic	3,114,135,304	3,118,897,668	3,108,693,946	3,108,693,946	3,111,794,826	3,113,771,581	3,113,771,581
Diluted	3,273,978,191	3,118,897,668	3,108,693,946	3,108,693,946	3,166,582,955	3,113,771,581	3,113,771,581

H World Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	( in millions)
Operating activities:
Net (loss) income	377	(649)	(363)	(54)	119	(1,012)	(151)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	28	22	26	4	63	48	7
Depreciation and amortization, and other	377	399	374	56	743	773	115
Impairment loss	9	-	91	14	9	91	14
Loss (Income) from equity method investments, net of dividends	1	80	(14)	(2)	21	66	10
Investment (income) loss and foreign exchange (gain) loss	(50)	(57)	531	79	(314)	474	71
Changes in operating assets and liabilities	472	(888)	(135)	(20)	(245)	(1,023)	(153)
Other	24	172	479	70	(115)	651	98
Net cash provided by (used in) operating activities	1,238	(921)	989	147	281	68	11

Investing activities:
Capital expenditures	(311)	(425)	(143)	(21)	(861)	(568)	(85)
Acquisitions, net of cash received	(346)	(56)	(3)	(0)	(346)	(59)	(9)
Purchase of investments	(134)	(77)	(0)	(0)	(169)	(77)	(12)
Proceeds from maturity/sale and return of investments	174	376	186	28	1,430	562	84
Loan advances	(31)	(74)	(49)	(7)	(53)	(123)	(18)
Loan collections	45	55	65	10	108	120	18
Other	21	0	0	0	23	0	0
Net cash provided by (used in) investing activities	(582)	(201)	56	10	132	(145)	(22)

Financing activities:
Net proceeds from issuance of ordinary shares	-	-	-	-	1	-	-
Payment of share repurchase	-	(191)	(143)	(21)	-	(334)	(50)
Proceeds from debt	207	809	283	42	1,726	1,092	163
Repayment of debt	(434)	(462)	(313)	(47)	(2,906)	(775)	(116)
Dividend paid	-	-	(416)	(62)	-	(416)	(62)
Other	42	(10)	(12)	(2)	(6)	(22)	(3)
Net cash provided by (used in) financing activities	(185)	146	(601)	(90)	(1,185)	(455)	(68)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(16)	(16)	87	13	(60)	71	10
Net increase (decrease) in cash, cash equivalents and restricted cash	455	(992)	531	80	(832)	(461)	(69)
Cash, cash equivalents and restricted cash at the beginning of the period	5,803	5,141	4,149	619	7,090	5,141	768
Cash, cash equivalents and restricted cash at the end of the period	6,258	4,149	4,680	699	6,258	4,680	699

H World Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	378	(630)	(350)	(52)	130	(980)	(146)
Share-based compensation expenses	28	22	26	4	63	48	7
Unrealized (gains) losses from fair value changes of equity securities	58	(54)	240	36	(180)	186	28
Adjusted net income (loss) attributable to H World Group Limited (non-GAAP)	464	(662)	(84)	(12)	13	(746)	(111)

Adjusted earnings (losses) per share (non-GAAP)
Basic	0.15	(0.21)	(0.03)	(0.00)	0.00	(0.24)	(0.04)
Diluted	0.14	(0.21)	(0.03)	(0.00)	0.00	(0.24)	(0.04)

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	1.49	(2.12)	(0.27)	(0.04)	0.05	(2.40)	(0.36)
Diluted	1.43	(2.12)	(0.27)	(0.04)	0.04	(2.40)	(0.36)

Weighted average number of shares used in computation
Basic	3,114,135,304	3,118,897,668	3,108,693,946	3,108,693,946	3,111,794,826	3,113,771,581	3,113,771,581
Diluted	3,273,978,191	3,118,897,668	3,108,693,946	3,108,693,946	3,166,582,955	3,113,771,581	3,113,771,581

	Quarter Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	378	(630)	(350)	(52)	130	(980)	(146)
Interest income	(17)	(18)	(19)	(3)	(39)	(37)	(6)
Interest expense	102	109	90	13	212	199	30
Income tax expense	132	(131)	(299)	(45)	10	(430)	(64)
Depreciation and amortization	362	369	365	54	714	734	110
EBITDA (non-GAAP)	957	(301)	(213)	(33)	1,027	(514)	(76)
Share-based compensation	28	22	26	4	63	48	7
Unrealized (gains) losses from fair value changes of equity securities	58	(54)	240	36	(180)	186	28
Adjusted EBITDA (non-GAAP)	1,043	(333)	53	7	910	(280)	(41)

H World Group Limited

Segment Financial Summary(1)

	Quarter Ended June 30, 2021			Quarter Ended March 31, 2022			Quarter Ended June 30, 2022
	Legacy- Huazhu	Legacy- DH	Total	Legacy- Huazhu	Legacy- DH	Total	Legacy- Huazhu	Legacy- DH	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US
	(in millions)			(in millions)			(in millions)
Leased and owned hotels	2,070	212	2,282	1,258	384	1,642	1,475	886	2,361	352
Manachised and franchised hotels	1,267	8	1,275	974	15	989	929	16	945	141
Others	26	4	30	43	7	50	57	19	76	11
Revenue	3,363	224	3,587	2,275	406	2,681	2,461	921	3,382	504

Hotel operating costs	(2,202)	(537)	(2,739)	(2,255)	(558)	(2,813)	(2,168)	(804)	(2,972)	(443)
Selling and marketing expenses	(129)	(32)	(161)	(78)	(44)	(122)	(65)	(77)	(142)	(21)
General and administrative expenses	(294)	(98)	(392)	(346)	(116)	(462)	(267)	(101)	(368)	(55)
Pre-opening expenses	(16)	-	(16)	(26)	-	(26)	(31)	-	(31)	(5)

Income (losses) from operations	763	(134)	629	(416)	(292)	(708)	21	(13)	8	1

Net income (loss) attributable to H World Group Limited	492	(114)	378	(307)	(323)	(630)	(298)	(52)	(350)	(52)

Interest income	(17)	(0)	(17)	(18)	(0)	(18)	(19)	(0)	(19)	(3)
Interest expense	73	29	102	77	32	109	57	33	90	13
Income tax expense	177	(45)	132	(123)	(8)	(131)	(287)	(12)	(299)	(45)
Depreciation and amortization	304	58	362	310	59	369	304	61	365	54
EBITDA (non-GAAP)	1,029	(72)	957	(61)	(240)	(301)	(243)	30	(213)	(33)
Share-based Compensation	28	-	28	22	-	22	26	-	26	4
Unrealized (gains) losses from fair value changes of equity securities	58	-	58	(54)	-	(54)	240	-	240	36
Adjusted EBITDA (non-GAAP)	1,115	(72)	1,043	(93)	(240)	(333)	23	30	53	7

(1) The Company presents segment information after elimination of intercompany transactions.

H World Group Limited

Segment Financial Summary(2)

	Six Months Ended June 30, 2021			Six Months Ended June 30, 2022
	Legacy- Huazhu	Legacy- DH	Total	Legacy- Huazhu	Legacy- DH	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US
	(in millions)			(in millions)
Leased and owned hotels	3,325	355	3,680	2,733	1,270	4,003	598
Manachised and franchised hotels	2,158	14	2,172	1,903	31	1,934	289
Others	55	7	62	100	26	126	19
Revenue	5,538	376	5,914	4,736	1,327	6,063	906

Hotel operating costs	(4,220)	(982)	(5,202)	(4,423)	(1,362)	(5,785)	(864)
Selling and marketing expenses	(201)	(67)	(268)	(143)	(121)	(264)	(40)
General and administrative expenses	(549)	(171)	(720)	(613)	(217)	(830)	(123)
Pre-opening expenses	(37)	-	(37)	(57)	-	(57)	(8)

Income (losses) from operations	592	(538)	54	(395)	(305)	(700)	(104)

Net income (loss) attributable to H World Group Limited	545	(415)	130	(605)	(375)	(980)	(146)

Interest income	(39)	(0)	(39)	(37)	(0)	(37)	(6)
Interest expense	154	58	212	134	65	199	30
Income tax expense	183	(173)	10	(410)	(20)	(430)	(64)
Depreciation and amortization	596	118	714	614	120	734	110
EBITDA (non-GAAP)	1,439	(412)	1,027	(304)	(210)	(514)	(76)
Share-based Compensation	63	-	63	48	-	48	7
Unrealized (gains) losses from fair value changes of equity securities	(180)	-	(180)	186	-	186	28
Adjusted EBITDA (non-GAAP)	1,322	(412)	910	(70)	(210)	(280)	(41)

(2) The Company presents segment information after elimination of intercompany transactions.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q2 2022	Closed (2) in Q2 2022	Net added in Q2 2022	As of June 30, 2022 (3)	As of June 30, 2022
Leased and owned hotels	5	(12)	(7)	646	91,171
Manachised and franchised hotels	264	(74)	190	7,405	657,771
Total	269	(86)	183	8,051	748,942

(1)       Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.

(2)       The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q2 2022, we temporarily closed 7 hotels for brand upgrade and business model change purposes.

(3)       As of June 30, 2022, 645 hotels were requisitioned by governmental authorities.

	As of June 30, 2022
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,859	974
Leased and owned hotels	381	1
Manachised and franchised hotels	4,478	973
Midscale and upscale hotels	3,192	1,225
Leased and owned hotels	265	19
Manachised and franchised hotels	2,927	1,206
Total	8,051	2,199

Operational hotels excluding hotels under requisition(4)

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2021	2022	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	311	263	243	-21.7%
Manachised and franchised hotels	246	218	215	-12.8%
Blended	255	224	218	-14.5%
Occupancy Rate (as a percentage)
Leased and owned hotels	81.1%	56.7%	62.9%	-18.1p.p.
Manachised and franchised hotels	82.5%	59.6%	64.9%	-17.6p.p.
Blended	82.3%	59.2%	64.6%	-17.7p.p.
RevPAR (in RMB)
Leased and owned hotels	252	149	153	-39.2%
Manachised and franchised hotels	203	130	139	-31.4%
Blended	210	132	141	-32.9%

	For the quarter ended
	June 30,	June 30,	yoy
	2019	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	281	243	-13.5%
Manachised and franchised hotels	225	215	-4.7%
Blended	236	218	-7.8%
Occupancy Rate (as a percentage)
Leased and owned hotels	89.4%	62.9%	-26.5p.p.
Manachised and franchised hotels	86.3%	64.9%	-21.4p.p.
Blended	86.9%	64.6%	-22.3p.p.
RevPAR (in RMB)
Leased and owned hotels	252	153	-39.2%
Manachised and franchised hotels	194	139	-28.4%
Blended	206	141	-31.4%

(4)            If including hotels under requisition, RevPAR in Q2 2022 would have been 75% of the 2019 level.

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of June 30,		For the quarter ended June 30,		yoy change	For the quarter ended June 30,		yoy change	For the quarter ended June 30,		yoy change
	2021	2022	2021	2022		2021	2022		2021	2022	(p.p.)
Economy hotels	3127	3127	172	112	-34.8%	197	166	-16.0%	87.2%	67.7%	-19.5
Leased and owned hotels	350	350	193	121	-37.3%	229	177	-22.7%	84.3%	68.4%	-15.9
Manachised and franchised hotels	2777	2777	168	110	-34.3%	191	163	-14.6%	87.7%	67.5%	-20.2
Midscale and upscale hotels	1785	1785	275	173	-37.2%	335	281	-16.4%	81.9%	61.5%	-20.4
Leased and owned hotels	203	203	323	190	-41.1%	414	332	-19.8%	78.0%	57.3%	-20.7
Manachised and franchised hotels	1582	1582	266	169	-36.3%	322	272	-15.6%	82.7%	62.3%	-20.3
Total	4912	4912	217	138	-36.2%	255	213	-16.7%	84.9%	65.0%	-19.9

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of June 30,		For the quarter ended June 30,		yoy change	For the quarter ended June 30,		yoy change	For the quarter ended June 30,		yoy change
	2019	2022	2019	2022		2019	2022		2019	2022	(p.p.)
Economy hotels	1888	1888	182	110	-39.4%	195	164	-15.8%	93.1%	67.0%	-26.1
Leased and owned hotels	334	334	204	119	-41.8%	218	175	-20.0%	93.6%	68.1%	-25.5
Manachised and franchised hotels	1554	1554	176	108	-38.7%	189	161	-14.5%	93.0%	66.7%	-26.3
Midscale and upscale hotels	773	773	283	165	-41.5%	333	279	-16.3%	84.8%	59.3%	-25.5
Leased and owned hotels	155	155	348	170	-51.0%	401	312	-22.3%	86.6%	54.7%	-31.9
Manachised and franchised hotels	618	618	261	164	-37.3%	310	269	-13.2%	84.2%	60.8%	-23.4
Total	2661	2661	217	129	-40.4%	240	201	-16.3%	90.3%	64.3%	-25.9

Operating Results: Legacy-DH(5)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q2 2022	Closed in Q2 2022	Net added in Q2 2022	As of June 30, 2022(6)	As of June 30, 2022	As of June 30, 2022
Leased hotels	2	-	2	79	14,939	25
Manachised and franchised hotels	3	-	3	46	10,017	12
Total	5	-	5	125	24,956	37

(5)       Legacy-DH refers to DH.

(6)       As of June 30, 2022, a total of 3 hotels were temporarily closed. 1 hotel was closed for renovation and 1 hotel was closed due to flood damage. Additionally, 1 hotel was temporarily closed due to extensive hotel refurbishment.

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2021	2022	2022	change
Average daily room rate(in EUR)
Leased hotels	85.2	90.0	112.6	32.2%
Manachised and franchised hotels	77.9	85.5	106.7	37.0%
Blended	81.5	88.0	110.4	35.5%
Occupancy rate (as a percentage)
Leased hotels	20.0%	34.1%	61.2%	+41.2 p.p.
Managed and franchised hotels	30.8%	44.0%	57.9%	+27.1 p.p.
Blended	24.4%	38.0%	59.8%	+35.4 p.p.
RevPAR(in EUR)
Leased hotels	17.0	30.7	68.9	305.3%
Managed and franchised hotels	24.0	37.6	61.8	157.5%
Blended	19.8	33.4	66.0	233.3%

Hotel Portfolio by Brand

	As of June 30, 2022
	Hotels	Rooms	Unopened hotels

	in operation		in pipeline
Economy hotels	4,874	384,177	985
HanTing Hotel	3,124	277,284	626
Hi Inn	458	24,036	120
Ni Hao Hotel	106	7,503	188
Elan Hotel	952	50,910	7
Ibis Hotel	219	22,734	33
Zleep Hotels	15	1,710	11
Midscale hotels	2,666	291,349	949
Ibis Styles Hotel	84	8,679	13
Starway Hotel	557	44,683	185
JI Hotel	1,515	180,847	528
Orange Hotel	479	52,168	215
CitiGO Hotel	31	4,972	8
Upper midscale hotels	494	72,304	244
Crystal Orange Hotel	155	20,639	56
Manxin Hotel	99	9,432	52
Madison Hotel	43	6,346	55
Mercure Hotel	131	22,533	43
Novotel Hotel	15	4,032	14
IntercityHotel(7)	51	9,322	24
Upscale hotels	118	20,367	51
Jaz in the City	3	587	1
Joya Hotel	8	1,386	-
Blossom House	39	1,888	28
Grand Mercure Hotel	7	1,485	5
Steigenberger Hotels& Resorts(8)	53	13,710	9
MAXX (9)	8	1,311	8
Luxury hotels	15	2,326	2
Steigenberger Icon(10)	9	1,847	1
Song Hotels	6	479	1
Others	9	3,375	5
Other hotels(11)	9	3,375	5
Total	8,176	773,898	2,236

(7) As of June 30, 2022, 2 operational hotels and 9 pipeline hotels of IntercityHotel were in China.

(8) As of June 30, 2022, 11 operational hotels and 2 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(9) As of June 30, 2022, 2 operational hotels and 8 pipeline hotels of MAXX were in China.

(10) As of June 30, 2022, 3 operational hotels of Steigenberger Icon were in China.

(11) Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).

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